UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2

ICL GROUP LTD.

1.	Notice of Extraordinary Meeting of Shareholders and Proxy Statement, dated December 20, 2021

3

Item 1

ICL GROUP LTD.
NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of ICL Group Ltd. (the “Company”) will be held on Thursday, January 27, 2022, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel or via Zoom.
Meeting URL: https://icl-group.zoom.us/j/94814382961?pwd=ekJFK2ZBb3RMNTBNOGp2OEl0SitZUT09
Meeting ID: 948 1438 2961
Meeting Passcode: 366054

The purpose of the Meeting is to consider and vote upon the election of Dafna Gruber to serve as an external director of the Company, within the meaning of the Israeli Companies Law, 1999, for a three-year term.

Our Board of Directors recommends that you vote “FOR” the proposal described in the attached Proxy Statement.

Shareholders of record at the close of business on December 30, 2021 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders of record can vote either by mailing in a proxy or in person by attending the Meeting.  Shareholders of record who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours before the Meeting, in the pre-addressed envelope provided. No postage is required if mailed in the United States.  If a shareholder of record attends the Meeting, you may revoke your proxy (if previously submitted) and vote in person.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”)) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Company Secretary & Global Compliance, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.  If your shares are held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il, and also at our offices during regular business hours, upon coordination (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3- 6844400).  Our company’s representative is Aya Landman, VP, Company Secretary & Global Compliance (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844459).

By Order of the Board of Directors,
Aya Landman, Adv.
VP, Company Secretary & Global Compliance

Dated: December 20, 2021

- ii -

ICL GROUP LTD.
PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of ICL Group Ltd. (the “Company,” "ICL," “we,” “us” or “our”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at an Extraordinary General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Thursday, January 27, 2022, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel or via Zoom.
Meeting URL: https://icl-group.zoom.us/j/94814382961?pwd=ekJFK2ZBb3RMNTBNOGp2OEl0SitZUT09
Meeting ID: 948 1438 2961
Meeting Passcode: 366054

Agenda Item

The purpose of the Meeting is to consider and vote upon the election of Dafna Gruber to serve as an external director of the Company, within the meaning of the Israeli Companies Law, 1999 (the “Israeli Companies Law”), for a three-year term.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with their judgment on such matters.

Board Recommendation

Our Board of Directors recommends a vote FOR the proposal set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our ordinary shares as of the close of business on December 30, 2021.  You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on December 30, 2021, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date.  See below “How You Can Vote.”

How You Can Vote

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage-paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board of Directors. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

Shareholders in “Street Name”

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted.  Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

Shares Traded on TASE

If your shares are held through a member of the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”), to the offices of the Company no less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Company Secretary & Global Compliance, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. If you are a beneficial owner of shares held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Change or Revocation of Proxy

Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Solicitation of Proxies

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about December 31, 2021 and will be solicited mainly by mail. Certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum

Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to February 3, 2022, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for quorum purposes.

Vote Required for Approval of the Proposal

On December 19, 2021, 1,311,740,778 Ordinary Shares were outstanding.

Each Ordinary Share is entitled to one vote upon the proposal to be presented at the Meeting.

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the proposal.

In addition, the approval of the proposal is also subject to the fulfillment of one of the following additional voting requirements (the "Special Majority"): (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) voted in favor of the matter (abstentions and broker non-votes are disregarded); or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his/her/its vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

PRINCIPAL SHAREHOLDERS

           The following table presents as of December 19, 2021 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”), by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,758	45.62%
Migdal Insurance & Financial Holdings Ltd.(3)	75,586,691	5.87%
Harel Insurance Investments & Financial Services Ltd. (4)	66,327,500	5.15%

(1)	The percentages shown are based on 1,287,151,147 Ordinary Shares issued and outstanding as of December 20, 2021 (after excluding shares held by us or our subsidiaries).
(2)
Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp. for purposes of the Israeli Securities Law, 1968 (the “Israeli Securities Law”) (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of the discretionary trust that indirectly controls Millennium, as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 84.73% of the economic interest in Millennium, which holds approximately 44.44% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust also indirectly holds an additional approximately 0.74% of the issued and outstanding shares of Israel Corp. Lynav Holdings Ltd., which is controlled by a second discretionary trust in which Mr. Ofer is the beneficiary, holds 50% of the ordinary share capital of XT Holdings Ltd., which indirectly holds 15.27% of the economic interest in Millennium. Lynav Holdings Ltd. also holds directly 1.25% of the issued share capital of Israel Corp. Mr. Ofer also holds directly approx. 3.85% of the issued and outstanding shares of Israel Corp.

(3)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on February 16, 2021. According to the Schedule 13G, of the 75,586,691 Ordinary Shares reported as beneficially owned by Migdal (i) 75,586,691 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 3,637,273 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account).

(4)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) with the SEC on March 2, 2021. According to the Schedule 13G, of the 66,327,500 Ordinary Shares reported as beneficially owned by Harel (i) 62,381,856 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 1,433,392 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 2,512,252 Ordinary Shares are beneficially held for its own account.

Item 1 – Election of Dafna Gruber as an external director for a three-year term

Public companies incorporated under Israeli law, such as us, are required by the Israeli Companies Law to have at least two external directors. The external directors are required to meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. An external director is required to have either financial and accounting expertise or professional qualifications, as defined in regulations promulgated under the Israeli Companies Law, and at least one of the external directors is required to have financial and accounting expertise. All of the external directors of a company must be members of its audit committee and compensation committee, and every other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director. Generally, external directors may serve for up to three terms of three years each, and our Board of Directors may nominate external directors, for election by the shareholders, for additional terms of three years each, subject to certain conditions. Our Board of Directors currently includes one external director, Dr. Miriam Haran, who will continue to serve in accordance with her three-year term until July 13, 2024.

At the Meeting, shareholders will be asked to elect Dafna Gruber as a new external director for a three-year term, commencing on the date of this Meeting.

ICL's Board of Directors determined that Dafna Gruber complies with all the qualifications and requirements of an external director under the Israeli Companies Law, and that she is an independent director under the rules of the New York Stock Exchange. In addition, the Board of Directors has determined that Ms. Gruber qualifies as an “audit committee financial expert”, as defined under SEC rules, and has "financial and accounting expertise", as defined in regulations promulgated under the Israeli Companies Law. Ms. Gruber has confirmed that she complies with all qualifications and requirements of an external director under the Israeli Companies Law and has "financial and accounting expertise", as defined in regulations promulgated under the Israeli Companies Law.

If elected at the Meeting, Ms. Gruber will be compensated according to the fixed annual and per meeting fees payable to a director who has "financial and accounting expertise" under the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 5760-2000, as adjusted from time to time, currently an annual fee of NIS 147,095 (equivalent to approximately $47,500) and NIS 5,655 (equivalent to approximately $1,800) per meeting. In addition, if elected, we shall enter into an indemnification and exemption agreement with Ms. Gruber, in the same form as currently in effect for the Company’s directors who are not office holders of Israel Corp., and she shall also benefit from directors’ and officers’ liability insurance as we shall procure from time to time. The Company also covers and/or reimburses its directors, including external directors, for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations.

A brief biography of Ms. Gruber is set forth below based on information furnished to us:

Ms. Dafna Gruber currently serves as the chief financial officer of Netafim Ltd., a precision irrigation solutions company. Prior to joining Netafim Ms. Gruber held Chief Financial Officer positions in various companies including Clal Industries from 2015 to 2017, Nice Systems Ltd. (NASDAQ and TASE: NICE) since 2007 to 2015, and Alvarion Ltd. since 1999 to 2007. Ms. Gruber currently serves as an external director or independent director of several public companies, including Nova Measuring Instruments Ltd. (NASDAQ and TASE: NVMI), Tufin Software Technologies Ltd. (NYSE: TUFN), Cognyte Ltd. (NASDAQ: CGNT) and Cellbrite Ltd. (NASDAQ: CLBT). Ms. Gruber is a certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University

On December 12, 2021, ICL's Audit & Accounting Committee examined the existing professional and/or business relationships between Netafim Ltd. and ICL's subsidiaries, namely: (i) two projects between Agmatix (ICL's agro informatics start-up company that develops data-driven solutions for agriculture professionals worldwide) and Netafim, each in an immaterial amount and together do not exceed $50,000; and (ii) Netafim serves as a vendor to ICL's subsidiaries Rotem Amfert Ltd. and Dead Sea Works Ltd., for immaterial consideration which in the aggregate for each of the past two years did not exceed $50,000 per year. Similar immaterial engagements may exist in the future between ICL and Netafim. Accordingly, ICL Audit & Accounting Committee determined that such relationships are negligible pursuant to the Israeli Companies Regulations (Matters that do not Constitute Affinity), 5767-2006. Ms. Gruber has also confirmed that such relationships are negligible from her side. For the avoidance of doubt, any future engagements will be approved as required by law, to the extent required.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Dafna Gruber be elected to serve as an external director of the Company for a three-year term, commencing on the date of this Meeting."

Required Approval

Under the Israeli Companies Law, the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the foregoing resolution. In addition, the approval of this Item 1 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his/her/its vote will not be counted for the purposes of this proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposal” above.

Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

The Board of Directors recommends a vote FOR the foregoing resolution.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202, Israel, Attn.: ICL Corporate Secretary.  For a shareholder proposal to be considered for inclusion at the Meeting, our Corporate Secretary must receive the written proposal together with the accompanying documentation and information required to be submitted under Israeli law, no later than December 27, 2021.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda for the Meeting, we will publish a revised agenda for the Meeting no later than January 3, 2022, by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC and the ISA.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202, Israel, Attn.: Corporate Secretary, no later than January 17, 2022. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

Other than as set forth above, we are not aware of any other business to be transacted at the Meeting.  If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,
Aya Landman
VP, Company Secretary & Global Compliance

Dated: December 20, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: December 20, 2021

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Proxy card